SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 7, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	12/31/2019	12/31/2018

Gain / Loss attributable to:
Company’s shareholders	(381,424)	(6,694,285)
Non-controlling interests	131,064	268,074

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	2,969,738	2,969,738
Additional paid-in capital	8,504,061	8,504,061
Legal Reserve	117,560	117,560
Futures Dividends Reserve	27,846,530	28,490,066
Reserve Resolution CNV 609/12	8,127,045	8,127,045
Special Reserve	132,359	37,078,616
Changes in non controlling interest	(160,201)	(109,952)
Retained earnings	(381,424)	(20,993,247)
Total attributable to the company's shareholders	47,281,682	64,309,901
Non-controlling interest	2,795,406	3,142,356
Total Shareholders’ Equity	50,077,088	67,452,257

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	101,624,666	80.65%
Minority Shareholders	24,389,384	19.35%

Below are the highlights for the six-months period of Fiscal Year 2020 ended December 31, 2019:

  ●
Net result for the first semester of fiscal year 2020 registered a loss of ARS 250 million compared to a loss of ARS 6,426 million in the same period of 2019. This lower loss is explained by higher operating results and changes in the fair value of investment properties and a los in net financial results, mainly due to exchange rate differences.

  ●
The Company’s Adjusted EBITDA for the first semester of fiscal year 2020 reached ARS 3,459 million, decreasing in real terms by 9.1% compared to the same period of 2019. Adjusted EBITDA for Shopping Malls decreased by 18.7% while Adjusted EBITDA for Office segment increased by 36.8%.

  ●
Our same Shopping Malls Sales grew by 0.4% in real terms for the first semester of fiscal year 2020 and by 5.6% for the second quarter when compared to the same period of 2019 and the portfolio’s occupancy rate reached 95.0%.

  ●
On November 13, 2019, the Company distributed among its shareholders a cash dividend in an amount of ARS 595,000,000 (ARS/Share 4.7217 y ARS/ADR 18.8868).

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: February 7, 2020